IZEA WORLDWIDE, INC.
480 N. Orlando Avenue, Suite 200
Winter Park, FL 32789
May 7, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Gregory Dundas, Esq., Attorney Advisor
Division of Corporation Finance
Office of Telecommunications

Re:	IZEA Worldwide, Inc.
Registration Statement on Form S-1 (No. 333-230688)

Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, IZEA Worldwide, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 9:00 a.m., Eastern time, on Wednesday, May 8, 2019, or as soon as possible thereafter.
Very truly yours,

IZEA WORLDWIDE, INC.

By: /s/ Edward H. (Ted) Murphy
Edward H. (Ted) Murphy
President and Chief Executive Officer

OLSHAN
1325 Avenue of the Americas * New York, New York 10019
Telephone: 212-451-2300 * Facsimile: 212-451-2222
_____________________________________________________________________________________

May 7, 2019
VIA EMAIL AND EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Gregory Dundas, Esq., Attorney Advisor
Division of Corporation Finance
Office of Telecommunications

Re:	IZEA Worldwide, Inc.
Registration Statement on Form S-1 (No. 333-230688)

Ladies and Gentlemen:
On behalf of IZEA Worldwide, Inc., we enclose IZEA’s request for acceleration of the above-referenced Registration Statement to 9:00 a.m., Eastern time, on Wednesday, May 8, 2019, or as soon as possible thereafter.
Please advise the undersigned of the effectiveness of the Registration Statement.
Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:    Mr. Edward H. (Ted) Murphy
Mr. Troy J. Vanke